CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 06-15/65 date 25.04.07 pages incl. cover

CORPORATE FINANCE

[redacted]

07023002

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs and Madams!

The information given below is forwarded to the US Securities and Exchange Commission (the Commission) on behalf of OJSC «CenterTelecom» (the Issuer), the company established in correspondence with the legislation of the Russian Federation, due to Rule 12g3-2(b)(1)(iii) adopted on the basis of Exchange Act of 1934 with amendments, in accordance with requirements to exemption provided to the Issuer by the Commission under Rule 12g3-2(b).

Attachments:

1. List of Affiliated Persons as of March 31, 2007 - 53 pages.
2. Information about Annual General Meeting of OJSC «CenterTelecom» Shareholders (two pieces of information - 3 pages)
3. The Company news about Annual General Meeting of OJSC «CenterTelecom» Shareholders - 3 pages.
4. Information about change in profit in Q4 of 2006.
5. Information about audited results of financial and economic results of OJSC "CenterTelecom" activities for 2006 (RAS)

Sincerely,

General Director S.V. Pridantsev

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

RECEIVED

CENTER TELECOM

Company news

CenterTelecom: 2006 Net Profit Up More Than 300% at RUR 2.047 Billion

Moscow, 19 April 2007 – OJSC CenterTelecom has issued the following summary of its audited results of financial and economic activities for 2006 compiled in accordance with Russian Accounting Standards.

Key Financial Highlights of CenterTelecom, 2006 (RUR billion)

	2006	2005	% change
Revenues for ordinary activities	28.395	27.594	+2.91
Including revenues from telecommunication services	26.606	27.236	- 2.31
Costs for ordinary activities	21.212	21.662	-2.08
Including depreciation	3.767	3.364	+12.00
EBITDA (1)	9.783	7.186	+36.14
EBITDA margin (2)	34.45%	26.04%	-
Sales profit	7.183	5.931	+21.10
Net profit (3)	2.048	0.655	+212.69

(1) EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable;
(2) EBITDA margin is calculated as EBITDA/revenues;
(3) The amount of net profit for 2005 was corrected for the sum of RUR13.581 million as a result of usage of appropriate accounting related to the formation of a reserve for payment of forthcoming leaves of absence. The essence of corrections is described in charter 4 of explanatory note in the annual accounting report for 2006

Characteristics of operational efficiency

- The number of telecommunication lines per employee grew by 11% and reached 111 lines (100 lines in 2005)
- Prime cost per 1 rouble of revenue decreased by 4.84% and reached RUR0.747 (RUR0.787 in 2005);
- Number of personnel reduced by 13.63% and reached 56,317 employees (65,208 in 2005);
- Profitability calculated on basis of sales profit reached 25.3% (21.5% in 2005);
- Profitability calculated on basis of net profit reached 7.21% (2.37% in 2005).

Income structure (RUR billion)

Services	2006	2005	% change

Long distance telephone communications	-	6.960	-
Services related to cooperation agreements	1.398	-	-
Services related to traffic	4.991	1.809	*+175.90*
Other types of communications (profile operations)	0.144	0.087	*+66.40*
Inter-zonal telephone communications (4)	3.867	2.378	*+62.64*
Internet access services	1.553	1.082	*+43.44*
Documentary electric communications	0.649	0.545	*+19.06*
Local telephone communications	14.414	13.393	*+7.62*
Mobile radio communications, radio broadcasting, TV, satellite communications	0.072	0.070	*+3.69*
Fixed line communications	0.670	0.663	*+1.05*
Mobile telephone communications	0.246	0.249	*-1.10*
Income of other sales (non-profile operations)	0.391	0.358	*+9.39*
TOTAL	**28.395**	**27.594**	***+2.91***

(4) Income from inter-zonal communications including income from inter-zonal communications through pay phones and rendering of services of inter-zonal communication channels

The number of ADSL users under the DOMOLINK brand rose by 592% in 2006 and reached 115,052 users. The share of income from Internet access services rose to 5.47% (3.92% in 2005).

Number of fixed line communication services' subscribers increased by 2% to 6,613,009 subscribers (6,483,569 subscribers in 2005).

Implementation of "calling party pays" rule from 1 July to 31 December 2006 provided growth of income from inter-zonal communications by 62.64% and reached RUR3.867 billion (RUR2.378 billion in 2005).

Expenditures structure (RUR billion)

Type of expenditure	**2006**	**2005**	**% change**
Depreciation of key assets	3.767	3.364	*+12.00*
Wages	7.847	7.297	*+7.54*
Social insurance	1.829	1.732	*+5.61*
Material expenditures	1.949	1.917	*+1.69*
Expenditures connected with interaction with other telecommunication operators	1.459	3.706	*-60.64*
Services rendered by outside organizations	1.525	1.610	*-5.31*
Taxes and dues	0.059	0.0599	*-0.48*
Assignments to the universal servicing reserve	0.259	0.204	*+26.68*

Other expenditures	2.518	1.772	*+42.07*
TOTAL	**21.212**	**21.662**	***-2.08***

Commenting on the 2006 results, Sergey Pridantsev, CEO, CenterTelecom, said, "CenterTelecom today is a successful and profitable company. During the year we fulfilled the decisions of the Board of Directors and concentrated our efforts on key activities – development and realization of the financial strategy, optimization of the corporate governance system and active promotion of DOMOLINK project, participation in the priority national projects and liquidation of digital inequality in the Central Federal District. Today we can say that altogether, the increased number of ADSL users to 115,000 during the year, more than 13% decrease in personnel, decreased external debt by more than RUR3 billion, together with a significant debt restructuring and an overall decrease - all this justifies a positive financial result. I believe that the new managing team which joined the company in the first half of 2006 has fulfilled all tasks set by the company's shareholders."

For further details please contact:

Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***

2. Contents of the notice

2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***revenues decrease in the Q4 of 2006 comparing with Q3 2006 due to the decrease of operating revenues in the part of restoration of bad debt reserve, which was resulted from large cash receipt from Russia's Ministry of Finance for repayment of overdue accounts receivable on the categories of benefit recipients in Q3 of 2006 comparing with Q4 of 2006.***

2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***April 18, 2007.***

2.3. Net profit of the issuer in the reporting period (Q3 2006) preceding the reporting period when the relevant fact occurred: ***838 405 (Eight hundred thirty eight thousand and four hundred and five) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q4 2006) when the relevant event (events) occurred: ***124 021 (One hundred twenty four thousand and twenty one) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***- 714 384 (Seven hundred fourteen thousand and three hundred eighty four) thousand rubles.***

Percentage change in the net profit: ***-85.21%.***

3. Signatures

3.1. General Director
OJSC «CenterTelecom» ________________ S.V. Pridantsev

Seal

3.2. Date: April 18, 2007.

3.3. Главный Chief Accountant
OJSC «CenterTelecom» ________________ A.D. Kartashov

3.4. Date: April 18, 2007.

Сообщение о существенном факте
«Сведения о фактах, повлекших за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения

2.1. Факт (факты), повлекший за собой разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***уменьшение прибыли в 4 квартале 2006 года по сравнению с 3 кварталом 2006 года произошло за счет снижения операционных доходов, в части восстановления резерва по сомнительным долгам, что обусловлено большим поступлением денежных средств от Минфина РФ в счет погашения просроченной дебиторской задолженности по льготным категориям граждан в 3 квартале 2006 г. по сравнению с 4 кварталом 2006 г.***

2.2. Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***18.04.2007 года.***
2.3. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (3 квартал 2006 г.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): ***838 405 (Восемьсот тридцать восемь тысяч четыреста пять) тыс. рублей.***
2.4. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (4 квартал 2006 г.), в котором появился соответствующий факт (факты): ***124 021 (Сто двадцать четыре тысячи двадцать одна) тыс. рублей.***
2.5. Изменение чистой прибыли (чистых убытков) эмитента в абсолютном и процентном отношении:

Абсолютное изменение чистой прибыли: ***- 714 384 (Семьсот четырнадцать тысяч триста восемьдесят четыре) тыс. рублей.***

Процентное изменение чистой прибыли: ***-85,21%.***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» ______________ С.В. Приданцев

М.П.

3.2. Дата «18» апреля 2007 г.

3.3. Главный бухгалтер
ОАО «ЦентрТелеком» А.Д. Карташов

3.4. Дата «18» апреля 2007 г.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*

2. Contents of the notice

INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS:

About convocation of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders.
Approval of the agenda of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders.

2.1. Date of the Company's Board of Directors meeting: *April 13, 2007.*
2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting: ***April 13, 2007, Minutes № 22.***
2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

a) To determine the following:

- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders, convoked in the form of joint presence, is to be held on June 18, 2007;***
- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to begin at 11.00 a.m.;***
- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to be held in hotel "Renaissance Moscow", address: 18/1 Olympiysky Prospect, Moscow, 129110;***
- ***The registration of the participants of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to start on June 18, 2007 at 9.00 a.m.***

b) The list of persons, who have right to participate in the Annual General Meeting of the OJSC «CenterTelecom» Shareholders, should be compiled on May 4, 2007.

c) The completed ballots for voting at the Annual General Meeting of the OJSC «CenterTelecom» Shareholders should be sent to the following postal address: 6/2 Degtyarny Side-Street, Moscow, 125993.

d) To approve the following agenda of the Annual General Shareholders Meeting:

1. Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution (including dividends payment) and the Company's losses according to the results of the reporting 2006 financial year.

2. Election of members of the Company's Board of Directors.

3. Election of members of the Company's Audit Commission.

4. Approval of the Company's auditor for 2007.

5. Introduction of changes and amendments into the Company's Charter. Approval of a new edition of the Company's Charter.

6. Introduction of changes and amendments into the Regulations on the Company's Board of Directors. Approval of a new edition of the Regulations on the Company's Board of Directors.

7. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.

8. About termination of the OJSC «CenterTelecom» participation in Association of Telecommunication Central Chernozemny Region.

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________________ S.V. Pridantsev
Seal

3.2. Date: April 13, 2007.

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТЫХ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИЯХ:

О созыве годового общего собрания акционеров ОАО «ЦентрТелеком».

Утверждение повестки дня годового общего собрания акционеров ОАО «ЦентрТелеком».

2.1. Дата проведения заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***13 апреля 2007 года.***

2.2. Дата составления и номер протокола заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***13 апреля 2007 года, протокол № 22.***

2.3. Содержание решений, принятых советом директоров акционерного общества:

а) Определить:

- ***Дату проведения годового общего собрания акционеров ОАО «ЦентрТелеком», созываемого в форме совместного присутствия акционеров – 18 июня 2007 года;***
- ***Время проведения годового общего собрания акционеров ОАО «ЦентрТелеком» – 11 часов 00 минут;***
- ***Место проведения годового общего собрания акционеров ОАО «ЦентрТелеком» – гостиница «Ренессанс Москва» по адресу Олимпийский проспект, д.18/1, г.Москва, 129110;***
- ***Время начала регистрации лиц, участвующих в годовом общем собрании акционеров ОАО «ЦентрТелеком» – 18 июня 2007 года с 9 часов 00 минут.***

б) Датой составления списка лиц, имеющих право на участие в годовом общем собрании акционеров ОАО «ЦентрТелеком» определить 4 мая 2007 года.

в) Определить почтовый адрес, по которому могут направляться заполненные бюллетени для голосования на годовом общем собрании акционеров ОАО «ЦентрТелеком»: Дегтярный пер., дом 6, стр. 2, г. Москва, ГСП–3, 125993.

г) Утвердить следующую повестку дня годового общего собрания акционеров:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), а также распределение прибыли (в том числе выплата дивидендов) и убытков Общества по результатам отчетного 2006 финансового года.

2. Избрание членов Совета директоров Общества.

3. Избрание членов Ревизионной комиссии Общества.

4. Утверждение аудитора Общества на 2007 год. ***5. Внесение изменений и дополнений в Устав Общества. Утверждение Устава Общества в новой редакции.*** ***6. Внесение изменений и дополнений в Положение о Совете директоров Общества. Утверждение Положения о Совете директоров Общества в новой редакции.*** ***7. Определение размера годового вознаграждения членов Совета директоров Общества.*** ***8. О прекращении участия ОАО «ЦентрТелеком» в Ассоциации электросвязи Центрально-Черноземного региона.***

3. Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»	С.В. Приданцев
3.2. Дата «13» апреля 2007 г.	

CENTER TELECOM

Company news

Decision of OJSC «CenterTelecom» Board of Directors

The Company's Board of Directors at the session held on April 13, 2007 determined the following:

- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders, convoked in the form of joint presence, is to be held on June 18, 2007;
- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to begin at 11.00 a.m., Moscow time;
- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to be held in hotel "Renaissance Moscow", address: 18/1 Olympiysky Prospect, Moscow, 129110;
- The registration of the participants of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to start on June 18, 2007 at 9.00 a.m., Moscow time;
- The list of persons, who have right to participate in the Annual General Meeting of the OJSC «CenterTelecom» Shareholders, should be compiled on May 4, 2007;
- The completed ballots for voting at the Annual General Meeting of the OJSC «CenterTelecom» Shareholders should be sent to the following postal address: 6/2 Degtyarny Side-Street, Moscow, 125993.

The Board of Directors of OJSC «CenterTelecom» has approved the following agenda of the Annual General Meeting of Shareholders:

1. Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution (including dividends payment) and the Company's losses according to the results of the reporting 2006 financial year.

2. Election of members of the Company's Board of Directors.

3. Election of members of the Company's Audit Commission.

4. Approval of the Company's auditor for 2007.

5. Introduction of changes and amendments into the Company's Charter. Approval of a new edition of the Company's Charter.

6. Introduction of changes and amendments into the Regulations on the Company's Board of Directors. Approval of a new edition of the Regulations on the Company's Board of Directors.

7. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.

8. About termination of the OJSC «CenterTelecom» participation in Association of Telecommunication Central Chernozemny Region.

Issues related to dividends, preliminary approvement of the Annual Report etc. Will be discussed at the annual session of the Board of Directors, which is to be held in early May of 2007.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
e-mail: pr@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies

NOTICE OF A MATERIAL FACT.
INFORMATION ON THE RECORD DATES SET BY THE ISSUER

1. Общие сведения	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***registered book-entry ordinary shares (state registration number 1-04-00194-A of December 16, 2004).*** 2.2. The purpose of finalizing the list of holders of registered securities: ***compiling a list of shareholders eligible for taking part in the Annual General Meeting of OJSC «CenterTelecom» Shareholders to be held on June 18, 2007.*** 2.3. The record date (to finalize the list of owners of registered securities): ***May 4, 2007.*** 2.4. Date and number of the minutes of the Issuer's authorized management body meeting, at which the decision to set the record date to finalize the list of owners of the registered securities of the Issuer or other decision, which gives grounds for setting the record date for such list: ***April 13, 2007, Minutes № 22.***

3. Signature
3.1. General Director OJSC «CenterTelecom» __________________ S.V. Pridantsev Seal 3.2. Date: April 13, 2007.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
“СВЕДЕНИЯ О ДАТЕ ЗАКРЫТИЯ РЕЕСТРА АКЦИОНЕРОВ ЭМИТЕНТА”

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***акции именные бездокументарные обыкновенные (государственный регистрационный номер 1-04-00194-А, дата государственной регистрации 16.12.2004).***
2.2. Цель, для которой составляется список владельцев именных ценных бумаг: ***составление списка лиц, имеющих право на участие в годовом общем собрании акционеров ОАО «ЦентрТелеком» 18 июня 2007 года.***
2.3. Дата, на которую составляется список владельцев именных ценных бумаг: ***4 мая 2007 года.***
2.4. Дата составления и номер протокола заседания уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: ***13 апреля 2007 года, протокол № 22.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	____________ М.П.	С.В. Приданцев
3.2. Дата «13» апреля 2007 г.		

Открытое акционерное общество Центральная телекоммуникационная компания * Российская Федерация * Г.Р. № 1025006174710 * ЦЕНТР ТЕЛЕКОМ

82-

LIST OF AFFILIATED PERSONS

Open Joint-Stock Central Telecommunications Company

Issuer code: 00194-A

as of 31.03.2007

Issuer's location: 23, Proletarskaya Str., Khimki, Moscow Region 141400

The information contained herein is subject to disclosure in accordance with the securities legislation of the Russian Federation.

Web-site: www.centertelecom.ru

General Director S.V.Pridantsev

«___»__________2007

Issuer Codes
INN 5000000970 OGRN 1025006174710

I. Structure of affiliated persons as of 31.03.2007.

№ No.	Company full name (non-profit institution name), or an affiliated person's full name (first name, patronymics and last name)	Legal entity's location or individual's place of residence (only with the consent of an individual)	Ground (grounds) validating the affiliation of a person	Date of occurrence of the ground (grounds)	Affiliated person share interest in the authorized capital, %	Affiliated person share of ordinary stock, %
1	2	3	4	5	6	7
1.	***Antonyuk Boris Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
2.	***Arutyunov Nikolai Bagratovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
3.	***Beskorovainy Andrei Vladimirovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
4.	***Degtyarev Valery Viktorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
5.	***Kiselev AlexanderNikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
6.	***Kuznetsov Sergei Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-

7.	***Milovantsev Dmitry Alexanderovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
8.	***Petrova Oksana Valeryevna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
9.	***Savchenko Victor Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
10.	***Selvich Elena Petrovna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
11.	***Yashin Valery Nikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	*0,01274%*	*0,00190%*
12.	***Pridantsev Sergei Vladimirovich***	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*02.08.2006*		
			The person belongs to the group of entities which includes the Joint-Stock Company	*25.01.2006*		
13.	***Antyushin Pavel Valeryevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
14.	***Gribov Alexander Pavlovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
15.	***Karmanov Dmitry Vareyvich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
16.	***Kartashov Andrei Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
17.	***Kirillov Alexander Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
18.	***Lutsky Alexander Alexandrovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

19.	***Nazarov Sergei Victorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
20.	***Parkhomenko Dmitry Anatolyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*25.11.2006*	-	-
21.	***Dagestan Open Joint-Stock Company of Communications and Information Technology***	*3 Rasul Gamzatov Av., Makhochkala, 367000, Republic of Dagestan*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
22.	***Closed Joint-Stock Company Mobile Telecommunications***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*15.09.1998*	-	-
23.	***Closed Joint-Stock Company StartKom***	*6, 2nd Spasonalivkovsky Lane, GSP - 1,Moscow 117909*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*20.08.1998*	-	-
24.	***Closed Joint-Stock Company FK-Svyaz***	*14, Volgogradsky Prospect, Moscow 109316*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*15.07.1998*	-	-
25.	***Open Joint-Stock Company VolgaTelecom***	*House of Communications, Maxim Gorky Square, Nizhny Novgorod 603000*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
26.	***Open Joint-Stock Company Giprosvyaz***	*11, 3rd Khoroshevskaya Str., Moscow 123298*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-
27.	***Open Joint-Stock Company Dalnevostochnaya companya electrosvyazi***	*57, Svetlanskaya Str., Vladivostok 690950*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
28.	***Open Joint-Stock Company Kostroma Municipal Telephone Network***	*6, Gagarina Str., Kostroma 156026*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	*0,00045%*	*0,00060%*
29.	***Open Joint-Stock Company Moscow City Telephone Network***	*Bdg. 3, 12, Petrovsky Boulevard, Moscow 103051*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-

30.	***Open Joint-Stock Company North- West Telecom***	*14/26 Gorokhovaya, Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
31.	***Open Joint-Stock Company Sibirtelecom***	*53, Gorkogo Str., Novosibirsk 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
32.	***Open Joint-Stock Company UralSviazInform***	*11, Moskovskaya Str., Ekaterinburg 620014, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
33.	***Open Joint-Stock Company Central Telegraph***	*7, Tverskaya Str., Moscow 125375, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-
34.	***Open Joint-Stock Company Southern Telecommunications Company***	*66, Karasunskaya Str., Krasnodar 350000*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
35.	***Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom***	*15 Dostoyevskogo Str., Saint-Petersburg, 191002, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-
36.	***Closed Joint-Stock Insurance Company Medexpress***	*14/26, Gorokhovaya Str., Saint-Petersburg 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*24.06.2005*	-	-
37.	***Non-governmental Pension Fund Telecom-Soyuz***	*48 Myasnitskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*03.12.2003*	-	-
38.	***Closed Joint-Stock Company «RadioTel»***	*6 letter «П» Chapygina Str., Saint-Petersburg, 197376*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*13.06.2004*	-	-
39.	***Closed Joint-Stock Company "Professional telecommunications"***	*76/71 Sadovnicheskaya Str., bld. 3, Moscow, 113035*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.10.2004*	-	-

40.	***Open Joint-Stock Company «Tetrasvyaz»***	*36/14 Bakhrushina Str., bld. 3, Moscow, 115054*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*04.04.2004*	-	-
41.	***Russian Foundation for the History of Telecommunications***	*7, Pochtamtskaya Str., Saint-Petersburg 190000*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*02.12.2004*	-	-
42.	***Non-profit Partnership Center for Telecommunications Development Research***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.02.2006*	-	-
43.	***Closed Joint-Stock Company Saint-Petersburg Public Telephones***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*10.06.2005*	-	-
44.	***Open Joint-Stock Company National Public Telephone Network***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2005*	-	-
45.	***Open Joint-Stock Company «Svyazintec»***	*Bld. 2, 55 Plyushchikha Str., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*06.07.2006*	-	-
46.	***Closed Joint-Stock Company «Insurance company of telecommunication industry employees trade union «Kostars»»***	*2 Pavel Korchagin Str., Moscow, 129278*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-
47.	***Affiliated Closed Joint-Stock Company «Armavir Communication Equipment Plant»***	*1-a Urupskaya Str., Armavir, 352903, Krasnodarsky Kray*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*11.03.1999*	-	-
48.	***Closed Joint-Stock Company «Altay Investment Company***	*74 Internatsionalnaya Str., Barnaul, 656049*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

	«ALTINCOM»					
49.	***Closed Joint-Stock Company «Altel»***	*54 B Lenina Prospect, Barnaul, 656099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-
50.	***Closed Joint-Stock Company «Baykalvestcom»***	*68 2nd Ярудуятщвщкщяртфнф Str., Irkutsk, 664005*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-
51.	***Closed Joint-Stock Company «Vestelcom»***	*26 Sushevsky val Str., Moscow, 127018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*10.10.2002*	-	-
52.	***Closed Joint-Stock Company «Globalstar Satellite Telecommunications»***	*Bld. 2, 25 Dubovaya roshcha Str., Moscow, 147427*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*20.09.1996*	-	-
53.	***Closed Joint-Stock Company «Eniseytelecom»***	*20 Kachinskaya Str., Krasnoyarsk, 660020*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-
54.	***Closed Joint-Stock Company «StekGSM»***	*61 Sovetsky Prospect, Kemerovo, 650099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-
55.	***Closed Joint-Stock Company «People's Telephone Saratov»***	*40 Kiseleva Str., Saratov, 410600*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-
56.	***Closed Joint-Stock Company «Nizhny Novgorod Cellular Communication»***	*House of Communication, M. Gorkogo Sq., Nizhny Novgorod, 603000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-
57.	***Closed Joint-Stock Company «Nizhegorodteleservice»***	*House of Communication, M. Gorkogo Sq., Nizhny Novgorod, 603000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*26.02.1997*	-	-
58.	***«Novgorod DataCom» Limited Liability Company***	*22 Industrialnaya Str., Pankovka, Veliky Novgorod, 173526*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*15.06.2005*	-	-
59.	***Closed Joint-Stock Company «Orenburg GSM»***	*11 Volodarskogo Str., Orenburg, 460000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-
60.	***«Permtelecom»» Limited Liability Company***	*45, Podlesnaya Str., Perm, 614097*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-
61.	***Closed Joint-Stock Company «Region-network***	*12 Dobrolyubova Str., Novosibirsk, 630009*	*The person belongs to the group of entities which includes the Joint-Stock*	*29.12.2000*	-	-

			Company			
62.	***Closed Joint-Stock Company «Rostelegraph»***	*7 Tverskaya Str., Moscow, 103375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-
63.	***Closed Joint-Stock Company «RTC-Center»***	*15 A Kalanchevskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*14.05.1997*	-	-
64.	***Closed Joint-Stock Company «Ulyanovsk-GSM»***	*52 Goncharova Str., Ulyanovsk, 432063*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-
65.	***Closed Joint-Stock Company «Digital Telecommunications»***	*20 Shumilova Str., Cheboksary, 428031*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-
66.	***Open Joint-Stock Company «NGTS-Page»***	*15/3 Vystovochnaya, Novosibirsk, 630078*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.12.2000*	-	-
67.	***Open Joint-Stock Company «Regional Information Networks»***	*1 Trudovaya, Novosibirsk, 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.12.2000*	-	-
68.	***Open Joint-Stock Company «Stavtelecom» named after V.I.Kuzminova***	*10/12 Oktyabrskoy Revolyutsy Prospect, Stavropol, 355035.*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.1995***	-	-
69.	***Closed Joint-Stock Company «AMT»***	*Office 235, 24 B.Morskaya Str., Saunt-Petersburg, 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.12.2001***	-	-
70.	***«Bona» Limited Liability Company***	*45 Trotsky Prospect, Arkhangelsk, 163061*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.11.2001***	-	-
71.	***«Ural Inform TV» Limited Liability Company***	*2 Krupskoy Str., Perm, 614060*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.1995***	-	-
72.	***«Factorial-99» Limited Liability Company***	*47 Bratsky Side-Str.., Rostov-on-Don, 344082*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***06.11.1997***	-	-
73.	***Private Security Firm «Rostelecom-Security» Limited Liability Company***	*Bld. 2, 2 Deguninskaya Str., Moscow, 127486*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***29.07.2002***	-	-
74.	***«Artelecom-service» Limited Liability Company***	*4 Priorova Side-Street, Arkhangelsk, 163071*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.11.2001***	-	-

75.	***Private Security Firm «Zashchita» Limited Liability Company***	*47/1 Sovetskaya Str., Volgograd, 400005*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***11.03.2002***	-	-
76.	***«Intmashservice» Limited Liability Company***	*8 Golubinskaya Str., Volgograd, 400131*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***23.04.1997***	-	-
77.	***Closed Joint-Stock Company «Centel»***	*7 Tverskaya Str., Moscow, 125375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.03.1998***	-	-
78.	***Closed Joint-Stock Company «Open Communications»***	*7 Tverskaya Str., Moscow, 125375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***07.08.2000***	-	-
79.	***Closed Joint-Stock Company «Incom»***	*Bld. 3, 27/26 Zubovsky Boulevard, Moscow, 121021*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***28.08.2000***	-	-
80.	***Closed Joint-Stock Company «Telecomcity»***	*5 Delegatskaya Str., Moscow, 103091*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***03.06.1997***	-	-
81.	***Closed Joint-Stock Company «Moscow Center of New Technologies and Telecommunications»***	*46 Arbat Str., Moscow, 121002*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***09.10.2002***	-	-
82.	***«Boarding house«Malakhit»» Limited Liability Company***	*15 Shcherbaka Str., Yalta, 334200, Autonomous Republic Crimea, Ukraine*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***28.08.2000***	-	-
83.	***«South-Giprosvyaz» Limited Liability Company***	*67 Gagarina Str., Krasnodar, 350062*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***24.12.2002***	-	-
84.	***«Svyaz Proyekt Service» Limited Liability Company***	*11 3rd Khoroshevslaya Str., Moscow, 123298*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***19.04.1999***	-	-
85.	***«Giprosvyaz-Consulting» Limited Liability Company***	*123298, г.Москва, ул.3-я Хорошевская, д.11*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***11.03.1999***	-	-
86.	***Open Joint-Stock Company «Tatincom-T»***	*20 A Lomzhinskaya, Kazan, 420140, Republic of Tatarstan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***13.10.2003***	-	-
87.	***Open Joint-Stock Company «Information Commercial Networks «OMRIKS»»***	*10 Tereshkovoy, Orenburg, 460018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2004***	-	-

88.	***Open Joint-Stock Company «Joint-Stock Company of Telephone Network Development «Mobiltelecom»»***	*7 Sukhe-Bator Str., Ulan-Ude, 670000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2004***	-	-
89.	***Open Joint-Stock Company «Health complex «Orbita»»***	*Olginka village,352840, Tuapse region, Krasnodarsky Kray*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.12.2000***	-	-
90.	***«RSU-Telecom»» Limited Liability Company***	*Letter Б, bld.2, 18 Stachek Prospect, Saint-Petersburg, 198095*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***25.11.2003***	-	-
91.	***«RPK Svyazist» Limited Liability Company***	*Petrovskoye village, Priozersk area, Leningrad region*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.11.2003***	-	-
92.	***Closed Joint-Stock Company «IC Svyaz»***	*60 Lenina Str., Syktyvkar, Republic of Komi*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.10.2004***	-	-
93.	***«Giprosvyaz-Sibir» Limited Liability Company***	*53 Gorkogo Str., Novosibirsk, 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.01.2004***	-	-
94.	***«UTC-Finance» Limited Liability Company***	*66 Karasunskaya Str., Krasnodar, 350000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***19.03.2003***	-	-
95.	***Closed Joint-Stock Company «Transsvyaz»***	*2a Chaadaeva Str., Nizhny Novgorod, 603035*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.09.2004***	-	-
96.	***Closed Joint-Stock Company «Chita NET»***	*22 Chaykovskogo str., Chita, 672090*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***25.08.2004***	-	-
97.	***«CA Accent» Limited Liability Company***	*235 Kommunarov Str., Krasnodar, 350020*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.09.2004***	-	-
98.	***«NWT-Finance» Limited Liability Company***	*Room 422, 26 B. Morskaya Str., Saint-Petersburg, 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***11.10.2004***	-	-
99.	***Closed Joint-Stock Company TRC «Foton»***	*30 Zheleznodorozhnaya Str. Krasnodar, 350001*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.10.2004***	-	-
100	***Closed Joint-Stock Company «Telephone***	*18 6 Tekhnicheskaya Str., Ekaterinburg, 620090*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***31.03.2005***	-	-

	company-Ural»					
101	***«Giprosvyaz-North-West» Limited Liability Company***	*11.a Konstantinovsky Prospect, Saint-Petersburg, 197110*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.02.2005***	-	-
102	***Closed Joint-Stock Company «RTCOMM»***	*15 Kosareva Str., Saransk, 430031*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***09.03.2005***	-	-
103	***«Wireless information technologies» Limited Liability Company***	*220 Lenina Str., Uzhno-Sakhalinsk*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2005***	-	-
104	***Closed Joint-Stock Company «Integrator.Ru»***	*57 Svetlanskaya Str., Vladivostok, 690950.*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2005***	-	-
105	***«Nizhegorodsky teleservice» Limited Liability Company***	*House of communication, M. Gorkogo Sq., Nizhny Novgorod*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.09.2005***	-	-
106	***Closed Joint-Stock Company «Sakhalinugol-Telecom»***	*32 K. Marx Str., Uzhno-Sakhalinsk, 693000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.09.2005***	-	-
107	***«Vyatkosvyazservice» Limited Liability Company***	*43/1 Drelevskogo Str., Kirov, 610000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.12.2002***	-	-
108	***Closed Joint-Stock Company «Ugsvyazstroy»***	*110/1 Ayvazovskogo Str., Krasnodar, 350040*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***24.01.2001***	-	-
109	***Open Joint-Stock Company «A-svyaz»***	*7 Shevchenko Str., Blagoveshchensk, 675000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***23.06.2006***	-	-
110	***Closed Joint-Stock Company «ATS-32»***	*94 Miraa Str., Irkutsk, 664002*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***27.06.2006***	-	-
111	***Closed Joint-Stock Company «Zebra Telecom»***	*Bld. 3, 24 trubnaya str., Moscow, 103051*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***14.06.2006***	-	-
112	***Closed Joint-Stock Company «Globus - Telecom»***	*38 Obraztsova Str., Moscow, 127018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***04.04.2006***	-	-
113	***«Telecomcenter» Limited Liability Company***	*Bld. 4, 33 Dmitrovskoye Highway, Moscow, 127550*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.04.2006***	-	-
114	***«Parma-Inform» Limited***	*160 Internatsionalnaya Str.,*	*The person belongs to the group of*	***19.09.2006***	-	-

	Liability Company	*Syktyvkar, 167982, Republic of Komi, Russia*	*entities which includes the Joint-Stock Company*			
115	***Closed Joint-Stock Company «Saratov-Mobile»***	*40 Kiselev Str., Saratov, 410600, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.2006***	-	-
116	***Closed Joint-Stock Company «Penza Mobile»***	*1/3 Kuprina Str., Penza, 440606, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.2006***	-	-
117	***Closed Joint-Stock Company «Chuvashiya Mobile»***	*83 K.Ivanova, Cheboksary, 428018, Chuvash Republic, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.2006***	-	-
118	***Closed Joint-Stock Company «Saint-Petersburg Information Company» («SPiC»)***	*Saint-Petersburg, Russia*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***05.12.2006***	-	-
119	***Closed Joint-Stock Company «ATE-41»***	*Bld. 1, 11A Pionerskaya Str., Bratsk, 665708, Irkutsk region*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.12.2006***	-	-
120	***Akulich Vladimir Alexandrovich***	*Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***23.08.2006***	-	-
121	***Alekseev Anton Alekseevich***	*Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.02.2005***	-	-
122	***Andreev Alexander Vladimirovich***	*Kaliningrad*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***16.06.2006***	-	-
123	***Gamzatov Gamzat Bilalovich***	*Makhachkala*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***02.08.2006***	-	-
124	***Erokhin Dmitry Evgenievich***	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***03.11.2003***	-	-
125	***Martirosyan Vaagn Artavazdovich***	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.06.2005***	-	-
126	***Omelchenko Sergei Valeryevich***	*Nizhny Novgorod*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.04.2005***	-	-
127	***Sysoyev Alexander Abramovich***	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock*	***27.06.2006***	-	-

			Company			
128	***Ufimkin Anatoly Yakovlevich***	*Ekaterinburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***29.01.2007***	-	-
129	***Andreev Andrei Gennadyevich***	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.06.2002***	-	-
130	***Boytsev Alexander Victorovich***	*Ryazan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.04.2006***	-	-
131	***Byrdin Dmitry Alexandrovich***	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***22.03.2007***	-	-
132	***Kopachenko Leonid Nikolayevich***	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***14.10.2004***	-	-
133	***Kopytin Alexander Anatolyevich***	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***20.06.2005***	-	-
134	***Kostenko Vitaly Stepanovich***	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***25.04.2005***	*0,00002%*	*0,00000%*
135	***Lepikhov Yury Nikolayevich***	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***31.10.2006***	*0,00204%*	*0,00272%*
136	***Papulin Andrei Borisovich***	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***28.04.2006***	-	-
137	***Petrov Vladimir Alexandrovich***	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***29.06.2006***	-	-
138	***Utkin Valery Vladimirovich***	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***17.11.2006***	-	-
139	***Ushakov Valery Alexandrovich***	*Ryazan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***27.07.2005***	*0,00036%*	*0,00010%*
140	***Shepelev Oleg Ivanovich***	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***09.10.2006***	-	-
141	***Yurkin Vladimir Ivanovich***	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.04.2006***	*0,00002%*	*0,00003%*

142	***Open Joint-Stock Company Investment Communication Company***	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock. The person belongs to the group of entities which includes the Joint-Stock Company: - The entity controls over 50 % of the Joint-Stock Company voting stock; -at the suggestion of the entity more than 50% of the Joint-Stock Company's Board of Directors members were elected*	*10.10.1995*	*38.01654%*	*50.68849%*
143	***Closed Joint-Stock Company CenterTelecomService***	*Office 101, 23 Proletarskaya St.,Khimki, Moscow Region, 141400*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*01.04.2003*	-	-
144	***Closed Joint-Stock Company Vladimir Teleservice***	*20, Gorokhovaya Str., Vladimir*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
145	***Closed Joint-Stock Company Telecom of Ryazan Region***	*36, Svobody Str., Ryazan 390006*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
146	**Closed Joint-Stock Company TeleRoss-Voronezh**	*25 Krasnoarmeyskaya Str., Voronezh, 394000*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
147	***Limited Liability Company Telecom-Stroy***	*6, 2nd Minsky Alley, Ivanovo, 153017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
148	***Limited Liability Company Vladimirsky Taxophone***	*32-a Stroitelei Prospect, Vladimir 620014*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
149	***Limited Liability Company MobilCom***	*17, Mira Str., Vladimir 600017*	*The Joint-Stock Company controls over 20% of the total votes accounted for*	*30.11.2002*	-	-

			shares (holdings, interests) constituting the authorized (share) capital of the entity.			
150	***Limited Liability Company Tver-Telecom***	*24 Novotorzhskaya Str., Tver 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*18.05.1998*	-	-
151	***Limited Liability Company Telecom-Terminal***	*13 Lenina Prospect, Ivanovo, 153000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
152	***Closed Joint-Stock Company Teleport-Ivanovo (TPI)***	*90 Tashkentskaya Str., Ivanovo 153032*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-
153	***Limited Liability Company Production and Invention Enterprise Svyaz-Service-Irga***	*21 Yesenina Str., Ryazan 390046*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
154	***Open Joint-Stock Company Russian Telecommunication Network***	*2/15 Maroseika Str., Moscow 101000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*02.03.2004*	-	-
155	***Open Joint-Stock Company Rinfotels Telecommunication Company***	*43 Yesenina Str., Ryazan 390023*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	*0.00109%*	*0.00145%*
156	***Closed Joint-Stock Company «ATS»***	*22-A Novotorzhskaya Str., Tver, 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*21.11.2005г.*	*0.01140%*	*0.01519%*
157	***Open Joint-Stock Company «TeleNET»***	*28 Simeonovskaya Str., Tver, 170000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.11.2005*	-	-

158	*«Operator Center» Limited Liability Company*	*27 Volodarskogo Str., Tver, 170000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.11.2005*	-	-

Changes in the List of Affiliated Persons made during the period from

09.01.2007 to 15.01.2007.

2.	*Change in location address of Company*				*12.01.2007*	*15.01.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Limited Liability Company Telecom-Stroy	*6, 2nd Minsky Alley, Ivanovo, 153017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Limited Liability Company Telecom-Stroy	*9a 3rd Balinskaya Str., Ivanovo, 153011,Russian Federation,*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-

Changes in the List of Affiliated Persons made during the period from

16.01.2007 to 09.02.2007

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Change in full corporate name and location address of Company***				***02.02.2007***	***08.02.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company Teleport-Ivanovo (TPI)	*90 Tashkentskaya Str., Ivanovo 153032*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Closed Joint-Stock Company Teleport-Ivanovo	*28 Stepanova Str., Ivanovo, 153000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-

Changes in the List of Affiliated Persons made during the period from

10.02.2007 to 20.02.2007.

№ No.	Subject-matter of the change entry	Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Exclusion from the List of Affiliated Persons in connection with termination of OJSC «Svyazinvest» participation in charter capital of closed joint-stock company***	***10.06.2007***	***20.02.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company "RusLeasingSvyaz"	*6, 2nd Spasonalivkovsky Lane, B-49, GSP –1, Moscow, 119991*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*29.05.1997*	-	-

Information about the affiliated person after the change

	2	3	4	5	6	7
	-	-	-	-	-	-

2.	***Exclusion from the List of Affiliated Persons in connection with data specification***	***20.02.2007***	***20.02.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	NCH Advisors,Inc	*6 floor, 3 Smolenskaya Square, Moscow, 121099, Москва*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Changes in the List of Affiliated Persons made during the period from

21.02.2007 to 31.03.2007.

№ No.	Subject-matter of the change entry	Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Inclusion in the List of Affiliated Persons in connection with information update***	***29.03.2007***	***30.03.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company «Insurance company of telecommunication industry employees trade union «Kostars»»	*2 Pavel Korchagin Str., Moscow, 129278*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-

2.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Affiliated Closed Joint-Stock Company «Armavir Communication Equipment Plant»	*1-a Urupskaya Str., Armavir, 352903, Krasnodarsky Kray*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*11.03.1999*	-	-

3.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Altay Investment Company «ALTINCOM»	*74 Internatsionalnaya Str., Barnaul, 656049*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

4.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	--	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Closed Joint-Stock Company «Altel»	*54 B Lenina Prospect, Barnaul, 656099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

5.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Baykalvestcom»	*68 2nd Zheleznodorozhnaya, Irkutsk, 664005*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

6.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Closed Joint-Stock Company «Vestelcom»	*26 Sushevsky val Str., Moscow, 127018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*10.10.2002*	-	

7.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Globalstar Satellite Telecommunications»	*Bld. 2, 25 Dubovaya roshcha Str., Moscow, 147427*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*20.09.1996*	-	-

8.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7

	Closed Joint-Stock Company «Eniseytelecom»	*20 Kachinskaya Str., Krasnoyarsk, 660020*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

9.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «StekGSM»	*61 Sovetsky Prospect, Kemerovo, 650099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.11.2002*	-	-

10.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007z***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-		-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «People's	*40 Kiseleva Str., Saratov, 410600*	*The person belongs to the group of entities which includes the Joint-Stock*	*01.12.2002*	-	-

	Telephone Saratov»		*Company*			

11.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Nizhny Novgorod Cellular Communication»	*House of Communication, M. Gorkogo Sq., Nizhny Novgorod, 603000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-

12.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Nizhegorodteleservice»	*House of Communication, M. Gorkogo Sq., Nizhny Novgorod, 603000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*26.02.1997*	-	-

13.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Novgorod DataCom» Limited Liability Company	*22 Industrialnaya Str., Pankovka, Veliky Novgorod, 173526*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*15.06.2005*	-	-

14.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Orenburg GSM»	*11 Volodarskogo Str., Orenburg, 460000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-

15.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Permtelecom»» Limited Liability Company	*45, Podlesnaya Str., Perm, 614097*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-

16.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Region-network	*12 Dobrolyubova Str., Novosibirsk, 630009*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.12.2000*	-	-

17.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Rostelegraph»	*7 Tverskaya Str., Moscow, 103375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-

18.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «RTC-Center»	*15 A Kalanchevskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*14.05.1997*	-	-

19.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Ulyanovsk-GSM»	*52 Goncharova Str., Ulyanovsk, 432063*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-

20.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Digital Telecommunications»	*20 Shumilova Str., Cheboksary, 428031*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-

21.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «NGTS-Page»	*15/3 Vystovochnaya, Novosibirsk, 630078*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.12.2000*	-	-
22.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Regional Information Networks»	*1 Trudovaya, Novosibirsk, 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.12.2000*	-	-

23.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Stavtelecom» named after V.I.Kuzminova	*10/12 Oktyabrskoy Revolyutsy Prospect, Stavropol, 355035.*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.1995***		

24.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «AMT»	*Office 235, 24 B.Morskaya Str., Saunt-Petersburg, 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.12.2001***		

25.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Bona» Limited Liability Company	*45 Trotsky Prospect, Arkhangelsk, 163061*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.11.2001***	-	-

26.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Ural Inform TV» Limited Liability Company	*2 Krupskoy Str., Perm, 614060*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***18.09.1995***	-	-

27.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	- 3	4	5	6	7
	Private Security Firm «Rostelecom-Security» Limited Liability Company	*Bld. 2, 2 Deguninskaya Str., Moscow, 127486*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***29.07.2002***	-	-

28.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Artelecom-service» Limited Liability Company	*4 Priorova Side-Street, Arkhangelsk, 163071*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*21.11.2001*	-	-

29.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Private Security Firm «Zashchita» Limited Liability Company	*47/1 Sovetskaya Str., Volgograd, 400005*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*11.03.2002*	-	-

30.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7

	«Intmashservice» Limited Liability Company	*8 Golubinskaya Str., Volgograd, 400131*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.04.1997*	-	-

31.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Centel»	*7 Tverskaya Str., Moscow, 125375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*26.03.1998*	-	-

32.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Open Communications»	*7 Tverskaya Str., Moscow, 125375*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*07.08.2000*	-	-

33.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7

	Closed Joint-Stock Company «Incom»	*Bld. 3, 27/26 Zubovsky Boulevard, Moscow, 121021*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*28.08.2000*	-	-

34.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Moscow Center of New Technologies and Telecommunications»	*46 Arbat Str., Moscow, 121002*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*09.10.2002*		

35.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Boarding house«Malakhit»» Limited Liability Company	*15 Shcherbaka Str., Yalta, 334200, Autonomous Republic Crimea, Ukraine*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*28.08.2000*	-	-

36.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	«South-Giprosvyaz» Limited Liability Company	*67 Gagarina Str., Krasnodar, 350062*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*24.12.2002*	-	-

37.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Svyaz Proyekt Service» Limited Liability Company	*11 3rd Khoroshevslaya Str., Moscow, 123298*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*19.04.1999*	-	-

38.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Giprosvyaz-Consulting» Limited Liability Company	*123298, г.Москва, ул.3-я Хорошевская, д.11*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*11.03.1999*	-	-

39.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Tatincom-T»	*20 A Lomzhinskaya, Kazan, 420140, Republic of Tatarstan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*13.10.2003*	-	-

40.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Information Commercial Networks «OMRIKS»»	*10 Tereshkovoy, Orenburg, 460018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.06.2004*	-	-

41.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Health complex «Orbita»»	*Olginka village,352840, Tuapse region, Krasnodarsky Kray*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.12.2000*	-	-

42.	*Inclusion in the List of Affiliated Persons in connection with information update*			*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:					
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«RSU-Telecom»» Limited Liability Company	*Letter Б, bld.2, 18 Stachek Prospect, Saint-Petersburg, 198095*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*25.11.2003*	-	-

43.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«RPK Svyazist» Limited Liability Company	*Petrovskoye village, Priozersk area, Leningrad region*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*26.11.2003*	-	-

44.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «IC Svyaz»	*60 Lenina Str., Syktyvkar, Republic of Komi*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.10.2004*	-	-

45.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Giprosvyaz-Sibir» Limited Liability Company	*53 Gorkogo Str., Novosibirsk, 630099*	*The person belongs to the group of entities which includes the Joint-Stock Company*	26.01.2004	-	-
46.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«UTC-Finance» Limited Liability Company	*66 Karasunskaya Str., Krasnodar, 350000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	19.03.2003	-	-

47.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Transsvyaz»	*2a Chaadaeva Str., Nizhny Novgorod, 603035*	*The person belongs to the group of entities which includes the Joint-Stock Company*	30.09.2004	-	-

48.	*Inclusion in the List of Affiliated Persons in connection with information update*				29.03.2007	30.03.2007
Information about the affiliated person before the change:						
	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Chita NET»	*22 Chaykovskogo str., Chita, 672090*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*25.08.2004*	-	-
49.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«CA Accent» Limited Liability Company	*235 Kommunarov Str., Krasnodar, 350020*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.09.2004*	-	-

50.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«NWT-Finance» Limited Liability Company	*Room 422, 26 B. Morskaya Str., Saint-Petersburg, 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*11.10.2004*	-	-

51.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company TRC «Foton»	*30 Zheleznodorozhnaya Str. Krasnodar, 350001*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.10.2004*	-	-

52.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	--	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Giprosvyaz-North-West» Limited Liability Company	*11.a Konstantinovsky Prospect, Saint-Petersburg, 197110*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.02.2005*	-	-

53.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «RTCOMM»	*15 Kosareva Str., Saransk, 430031*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*09.03.2005*	-	-

54.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	«Wireless information technologies» Limited Liability Company	*220 Lenina Str., Uzhno-Sakhalinsk*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2005***	-	-

55.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company «Integrator.Ru»	*57 Svetlanskaya Str., Vladivostok, 690950.*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.06.2005***	-	-

56.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	«Nizhegorodsky teleservice» Limited Liability Company	*House of communication, M. Gorkogo Sq., Nizhny Novgorod*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***30.09.2005***	-	-

57.	*Inclusion in the List of Affiliated Persons in connection with information update*	29.03.2007	30.03.2007

Information about the affiliated person before the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company «Sakhalinugol-Telecom»	*32 K. Marx Str., Uzhno-Sakhalinsk, 693000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*30.09.2005*	-	-

58.	*Inclusion in the List of Affiliated Persons in connection with information update*	29.03.2007	30.03.2007

Information about the affiliated person before the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
«Vyatkosvyazservice» Limited Liability Company	*43/1 Drelevskogo Str., Kirov, 610000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*01.12.2002*	-	-

59.	*Inclusion in the List of Affiliated Persons in connection with information update*	29.03.2007	30.03.2007

Information about the affiliated person before the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company «Ugsvyazstroy»	*110/1 Ayvazovskogo Str., Krasnodar, 350040*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*24.01.2001*	-	-

60.	*Inclusion in the List of Affiliated Persons in connection with information update*	29.03.2007	30.03.2007

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Open Joint-Stock Company «A-svyaz»	*7 Shevchenko Str., Blagoveshchensk, 675000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.06.2006*	-	-

61.	*Inclusion in the List of Affiliated Persons in connection with information update*	*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company «ATS-32»	*94 Miraa Str., Irkutsk, 664002*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*27.06.2006*	-	-

62.	*Inclusion in the List of Affiliated Persons in connection with information update*	*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company «Zebra Telecom»	*Bld. 3, 24 trubnaya str., Moscow, 103051*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*14.06.2006*	-	-

63.	*Inclusion in the List of Affiliated Persons in connection with information update*	*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Globus - Telecom»	*38 Obraztsova Str., Moscow, 127018*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*04.04.2006*	-	-
64.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Telecomcenter» Limited Liability Company	*Bld. 4, 33 Dmitrovskoye Highway, Moscow, 127550*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*26.04.2006*	-	-

65.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Parma-Inform» Limited Liability Company	*160 Internatsionalnaya Str., Syktyvkar, 167982, Republic of Komi, Russia*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*19.09.2006*	-	-

66.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7

	Closed Joint-Stock Company «Saratov-Mobile»	*40 Kiselev Str., Saratov, 410600, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.2006*	-	-

67.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Penza Mobile»	*1/3 Kuprina Str., Penza,440606,RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.2006*	-	-

68.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Chuvashiya Mobile»	*83 K.Ivanova, Cheboksary,428018,Chuvash Republic, RF*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.2006*	-	-

69.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7

	Closed Joint-Stock Company «Saint-Petersburg Information Company» («SPiC»)	*Saint-Petersburg, Russia*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*05.12.2006*	-	-

70.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «ATE-41»	*Bld. 1, 11A Pionerskaya Str., Bratsk, 665708, Irkutsk region*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.12.2006*	-	-

71.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Akulich Vladimir Alexandrovich	*Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.08.2006*	-	-

72.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7

	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Alekseev Anton Alekseevich	*Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***01.02.2005***	-	-

73.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Andreev Alexander Vladimirovich	*Kaliningrad*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***16.06.2006***	-	-

74.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	4	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Omelchenko Sergei Valeryevich	*Nizhny Novgorod*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***26.04.2005***	-	-

75.	***Inclusion in the List of Affiliated Persons in connection with information update***				***29.03.2007***	***30.03.2007***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Ufimkin Anatoly Yakovlevich	*Ekaterinburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*29.01.2007*	-	-

76.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Sysoyev Alexander Abramovich	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*27.06.2006*	-	-

77.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Erokhin Dmitry Evgenievich	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*03.11.2003*	-	-

78.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Martirosyan Vaagn	*Moscow*	*The person belongs to the group of*	*18.06.2005*	-	-

	Artavazdovich		*entities which includes the Joint-Stock Company*			

79.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Gamzatov Gamzat Bilalovich	*Makhachkala*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***02.08.2006***	-	-

80.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Petrov Vladimir Alexandrovich	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***29.06.2006***	-	-

81.	***Inclusion in the List of Affiliated Persons in connection with information update***				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Byrdin Dmitry Alexandrovich	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***22.03.2007***	-	-

82.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Kopytin Alexander Anatolyevich	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***20.06.2005***	-	-

83.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Kopachenko Leonid Nikolayevich	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***14.10.2004***	-	-

84.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Shepelev Oleg Ivanovich	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***09.10.2006***	-	-

85.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Papulin Andrei Borisovich	*Ivanovo*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***28.04.2006***	-	-

86.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Andreev Andrei Gennadyevich	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***21.06.2002***	-	-

87.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Kostenko Vitaly Stepanovich	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	***25.04.2005***	-	-

88.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Lepikhov Yury Nikolayevich	*Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*31.10.2006*	-	-

89.	***Inclusion in the List of Affiliated Persons in connection with information update***	***29.03.2007***	***30.03.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Boytsev Alexander Victorovich	*Ryazan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*21.04.2006*	-	-

90.	***Inclusion in the List of Affiliated Persons in connection with information update***	***29.03.2007***	***30.03.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Yurkin Vladimir Ivanovich	*Vladimir*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*21.04.2006*	-	-

91.	***Inclusion in the List of Affiliated Persons in connection with information update***	***29.03.2007***	***30.03.2007***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Utkin Valery Vladimirovich	*Tver*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*17.11.2006*	-	-

92.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	«Operator Center» Limited Liability Company	*27 Volodarskogo Str., Tver, 170000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.11.2005*	-	-

93.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «TeleNET»	*28 Simeonovskaya Str., Tver, 170000*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*23.11.2005*	-	-

94.	*Inclusion in the List of Affiliated Persons in connection with information update*				*29.03.2007*	*30.03.2007*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Ushakov Valery Alexandrovich	*Ryazan*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*27.07.2005*	-	-

95.	*Change in foundation of affiliation of natural person*	*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Pridantsev Sergei Vladimirovich	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*02.08.2006*		

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Pridantsev Sergei Vladimirovich	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*02.08.2006*		
			The person belongs to the group of entities which includes the Joint-Stock Company	*25.01.2006*		

96.	*Change in foundation of affiliation of legal entity*	*29.03.2007*	*30.03.2007*

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Open Joint-Stock Company Investment Communication Company	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock*	*10.10.1995*	*38.01654%*	*50.68849%*

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Open Joint-Stock Company Investment Communication Company	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock.* *The person belongs to the group of entities which includes the Joint-Stock*	*10.10.1995*	*38.01654%*	*50.68849%*

			Company: *- The entity controls over 50 % of the Joint-Stock Company voting stock;* *-at the suggestion of the entity more than 50% of the Joint-Stock Company's Board of Directors members were elected*			

END